------------------------------------
                                                       OMB APPROVAL
                                           ------------------------------------
               UNITED STATES               OMB Number: 3235-0145
                                           ------------------------------------
    SECURITIES AND EXCHANGE COMMISSION     Expires:      February 29, 2009
                                           ------------------------------------
          Washington, D.C. 20549           Estimated average burden hours per
                                           response. . . . . . . 14.5
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                                  -------------

                                 SCHEDULE 13D/A
                                 (Rule 13d-102)
                                (Amendment No. 1)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934



                               PNG Ventures, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    69350G303
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                         Sandell Asset Management Corp.
                               40 West 57th Street
                                   26th Floor
                               New York, NY 10019
                   Attention: Richard Gashler, General Counsel
                                  212-603-5700

                                 With a Copy to:
                               Eleazer Klein, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                               New York, NY 10019
                                  212-756-2000
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                 August 6, 2008
                               ------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

--------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)
                              (Page 1 of 10 Pages)

----------------------------                        ----------------------------
CUSIP No.  69350G303            SCHEDULE 13D        Page 2 of 10 Pages
----------------------------                        ----------------------------

------------- -----------------------------------------------------------------
     1        NAME OF REPORTING PERSON

              Castlerigg PNG Investments LLC
------------- -----------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |_|  (b) |X|
------------- -----------------------------------------------------------------
     3        SEC USE ONLY
------------- -----------------------------------------------------------------
     4        SOURCE OF FUNDS

              AF
------------- -----------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)     |_|
------------- -----------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
------------- -----------------------------------------------------------------
 NUMBER OF    7           SOLE VOTING POWER

   SHARES                 0
              ----------- -----------------------------------------------------
BENEFICIALLY  8           SHARED VOTING POWER

   OWNED                  7,000,000 shares of Common Stock pursuant to
                          irrevocable proxy of Earth Biofuels, Inc.
  BY EACH                 (includes the 5,800,000 shares of Common Stock
                          issuable upon either the exchange of the
 REPORTING                Amended and Restated Senior Secured
                          Convertible Exchangeable Note or Series B
  PERSON                  Senior Secured Convertible Exchangeable
                          Note of Earth Biofuels, Inc.) (See Item 4 below)
  WITH
                          $55,928.57 principal amount of a 12% Convertible
                          Promissory Note of Issuer convertible into
                          621,429 shares of Common Stock
                          (See Item 4 below)
              ----------- -----------------------------------------------------
       9                  SOLE DISPOSITIVE POWER

                          0
              ----------- -----------------------------------------------------
        10                SHARED DISPOSITIVE POWER
                          $55,928.57 principal amount of a 12% Convertible Promissory Note of Issuer convertible into 621,429 shares of Common Stock
                          (See Item 4 below)

                          5,800,000 shares of Common Stock issuable upon either the exchange of the Amended and Restated Senior Secured Convertible Exchangeable Note or Series B Senior Secured Convertible Exchangeable Note of
                          Earth Biofuels, Inc.
                          (See Item 4 below)
------------- ----------- -----------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              7,000,000 shares of Common Stock pursuant to irrevocable proxy of Earth Biofuels, Inc. (includes the 5,800,000 shares of Common Stock issuable upon either the exchange of the Amended and Restated Senior Secured Convertible Exchangeable Note or Series B Senior Secured Convertible Exchangeable Note of Earth Biofuels, Inc.) (See Item 4 below)

              $55,928.57 principal amount of a 12% Convertible Promissory
              Note of Issuer convertible into 621,429 shares of Common Stock
              (See Item 4 below)
------------- -----------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES |_|
------------- -----------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              70.54% (See Item 4 below)
------------- -----------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              OO
------------- -----------------------------------------------------------------

----------------------------                        ----------------------------
CUSIP No.  69350G303            SCHEDULE 13D        Page 3 of 10 Pages
----------------------------                        ----------------------------

------------- -----------------------------------------------------------------
     1        NAME OF REPORTING PERSON

              Castlerigg Master Investments Ltd.
------------- -----------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |_|  (b) |X|
------------- -----------------------------------------------------------------
     3        SEC USE ONLY
------------- -----------------------------------------------------------------
     4        SOURCE OF FUNDS

              WC
------------- -----------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)     |_|
------------- -----------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              British Virgin Islands
------------- -----------------------------------------------------------------
 NUMBER OF     7          SOLE VOTING POWER

   SHARES                 0
              ----------- -----------------------------------------------------
BENEFICIALLY  8           SHARED VOTING POWER

   OWNED                  7,000,000 shares of Common Stock pursuant to
                          irrevocable proxy of Earth Biofuels, Inc.
  BY EACH                 (includes the 5,800,000 shares of Common Stock
                          issuable upon either the exchange of the
 REPORTING                Amended and Restated Senior Secured
                          Convertible Exchangeable Note or Series B
  PERSON                  Senior Secured Convertible Exchangeable
                          Note of Earth Biofuels, Inc.) (See Item 4 below)
  WITH
                          $55,928.57 principal amount of a 12%
                          Convertible Promissory Note of Issuer
                          convertible into 621,429 shares of Common
                          Stock
                          (See Item 4 below)
              ----------- -----------------------------------------------------
              9           SOLE DISPOSITIVE POWER

                          0
              ----------- -----------------------------------------------------
              10          SHARED DISPOSITIVE POWER
                          $55,928.57 principal amount of a 12% Convertible Promissory Note of Issuer convertible into 621,429 shares of Common Stock (See Item 4 below)

                          5,800,000 shares of Common Stock issuable upon
                          either the exchange of the Amended and Restated Senior Secured Convertible Exchangeable Note or Series B Senior Secured Convertible Exchangeable
                          Note of Earth Biofuels, Inc.
                          (See Item 4 below)
------------- ----------- -----------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              7,000,000 shares of Common Stock pursuant to irrevocable proxy of Earth Biofuels, Inc. (includes the 5,800,000 shares of Common Stock issuable upon either the exchange of the Amended and Restated Senior Secured Convertible Exchangeable Note or Series B Senior Secured Convertible Exchangeable Note of Earth Biofuels, Inc.) (See Item 4 below)

              $55,928.57 principal amount of a 12% Convertible Promissory
              Note of Issuer convertible into 621,429 shares of Common Stock
              (See Item 4 below)
------------- -----------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES |_|
------------- -----------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              70.54% (See Item 4 below)
------------- -----------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              OO
------------- -----------------------------------------------------------------

----------------------------                        ----------------------------
CUSIP No.  69350G303            SCHEDULE 13D        Page 4 of 10 Pages
----------------------------                        ----------------------------

------------- -----------------------------------------------------------------
     1        NAME OF REPORTING PERSON

              Sandell Asset Management Corp.
------------- -----------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |_|  (b) |X|
------------- -----------------------------------------------------------------
     3        SEC USE ONLY
------------- -----------------------------------------------------------------
     4        SOURCE OF FUNDS

              AF
------------- -----------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)     |_|
------------- -----------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Cayman Islands
------------- -----------------------------------------------------------------
 NUMBER OF    7           SOLE VOTING POWER

   SHARES                 0
              ----------- -----------------------------------------------------
BENEFICIALLY  8           SHARED VOTING POWER

   OWNED                  7,000,000 shares of Common Stock pursuant to
                          irrevocable proxy of Earth Biofuels, Inc.
  BY EACH                 (includes the 5,800,000 shares of Common Stock
                          issuable upon either the exchange of the
 REPORTING                Amended and Restated Senior Secured
                          Convertible Exchangeable Note or Series B
  PERSON                  Senior Secured Convertible Exchangeable
                          Note of Earth Biofuels, Inc.) (See Item 4 below)
  WITH
                          $55,928.57 principal amount of a 12%
                          Convertible Promissory Note of Issuer
                          convertible into 621,429 shares of Common
                          Stock
                          (See Item 4 below)
              ----------- -----------------------------------------------------
              9           SOLE DISPOSITIVE POWER

                          0
              ----------- ------------------------------------------------------
              10          SHARED DISPOSITIVE POWER
                          $55,928.57 principal amount of a 12% Convertible Promissory Note of Issuer convertible into 621,429 shares of Common Stock
                          (See Item 4 below)

                          5,800,000 shares of Common Stock issuable upon
                          either the exchange of the Amended and Restated Senior Secured Convertible Exchangeable Note or Series B Senior Secured Convertible Exchangeable
                          Note of Earth Biofuels, Inc.
                          (See Item 4 below)
------------- ----------- -----------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              7,000,000 shares of Common Stock pursuant to irrevocable proxy of Earth Biofuels, Inc. (includes the 5,800,000 shares of Common Stock issuable upon either the exchange of the Amended and Restated Senior Secured Convertible Exchangeable Note or Series B Senior Secured Convertible Exchangeable Note of Earth Biofuels, Inc.) (See Item 4 below)

              $55,928.57 principal amount of a 12% Convertible Promissory
              Note of Issuer convertible into 621,429 shares of Common Stock
              (See Item 4 below)
------------- -----------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES |_|
------------- -----------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              70.54% (See Item 4 below)
------------- -----------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              CO
------------- -----------------------------------------------------------------

----------------------------                        ----------------------------
CUSIP No.  69350G303            SCHEDULE 13D        Page 5 of 10 Pages
----------------------------                        ----------------------------

------------- -----------------------------------------------------------------
     1        NAME OF REPORTING PERSON

              Castlerigg International Limited
------------- -----------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |_|  (b) |X|
------------- -----------------------------------------------------------------
     3        SEC USE ONLY
------------- -----------------------------------------------------------------
     4        SOURCE OF FUNDS

              AF
------------- -----------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)     |_|
------------- -----------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              British Virgin Islands
------------- -----------------------------------------------------------------
 NUMBER OF    7            SOLE VOTING POWER

   SHARES                  0
              -----------  ----------------------------------------------------
BENEFICIALLY  8            SHARED VOTING POWER

   OWNED                   7,000,000 shares of Common Stock pursuant to
                           irrevocable proxy of Earth Biofuels, Inc.
  BY EACH                  (includes the 5,800,000 shares of Common Stock
                           issuable upon either the exchange of the
 REPORTING                 Amended and Restated Senior Secured
                           Convertible Exchangeable Note or Series B
  PERSON                   Senior Secured Convertible Exchangeable
                           Note of Earth Biofuels, Inc.) (See Item 4 below)
  WITH
                           $55,928.57 principal amount of a 12%
                           Convertible Promissory Note of Issuer
                           convertible into 621,429 shares of Common
                           Stock
                           (See Item 4 below)
              -----------  ----------------------------------------------------
               9           SOLE DISPOSITIVE POWER

                           0
              -----------  ----------------------------------------------------
               10          SHARED DISPOSITIVE POWER
                           $55,928.57 principal amount of a 12% Convertible Promissory Note of Issuer convertible into 621,429 shares of Common Stock (See Item 4 below)

                           5,800,000 shares of Common Stock issuable upon either the exchange of the Amended and Restated Senior Secured Convertible Exchangeable Note or
                           Series B Senior Secured Convertible
                           Exchangeable Note of Earth Biofuels, Inc.
                           (See Item 4 below)
------------- ----------- -----------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              7,000,000 shares of Common Stock pursuant to irrevocable proxy of Earth Biofuels, Inc. (includes the 5,800,000 shares of Common Stock issuable upon either the exchange of the Amended and Restated Senior Secured Convertible Exchangeable Note or Series B Senior Secured Convertible Exchangeable Note of Earth Biofuels, Inc.) (See Item 4 below)

              $55,928.57 principal amount of a 12% Convertible Promissory
              Note of Issuer convertible into 621,429 shares of Common Stock
              (See Item 4 below)
------------- -----------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES |_|
------------- -----------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              70.54%  (See Item 4 below)
------------- -----------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              OO
------------- -----------------------------------------------------------------

----------------------------                        ----------------------------
CUSIP No.  69350G303            SCHEDULE 13D        Page 6 of 10 Pages
----------------------------                        ----------------------------

------------- -----------------------------------------------------------------
     1        NAME OF REPORTING PERSON

              Castlerigg International Holdings Limited
------------- -----------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |_|  (b) |X|
------------- -----------------------------------------------------------------
     3        SEC USE ONLY
------------- -----------------------------------------------------------------
     4        SOURCE OF FUNDS

              AF
------------- -----------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)     |_|
------------- -----------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              British Virgin Islands
------------- -----------------------------------------------------------------
 NUMBER OF    7           SOLE VOTING POWER

   SHARES                 0
              ----------- -----------------------------------------------------
BENEFICIALLY  8           SHARED VOTING POWER

   OWNED                  7,000,000 shares of Common Stock pursuant to
                          irrevocable proxy of Earth Biofuels, Inc.
  BY EACH                 (includes the 5,800,000 shares of Common Stock
                          issuable upon either the exchange of the
 REPORTING                Amended and Restated Senior Secured
                          Convertible Exchangeable Note or Series B
  PERSON                  Senior Secured Convertible Exchangeable
                          Note of Earth Biofuels, Inc.) (See Item 4 below)
  WITH
                          $55,928.57 principal amount of a 12%
                          Convertible Promissory Note of Issuer
                          convertible into 621,429 shares of Common
                          Stock
                          (See Item 4 below)
              ----------- -----------------------------------------------------
               9           SOLE DISPOSITIVE POWER

                           0
              ----------- -----------------------------------------------------
              10          SHARED DISPOSITIVE POWER
                          $55,928.57 principal amount of a 12% Convertible Promissory Note of Issuer convertible into 621,429 shares of Common Stock (See Item 4 below)

                          5,800,000 shares of Common Stock issuable upon
                          either the exchange of the Amended and Restated Senior Secured Convertible Exchangeable Note or Series B Senior Secured Convertible Exchangeable
                          Note of Earth Biofuels, Inc.
                          (See Item 4 below)
------------- ----------- -----------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              7,000,000 shares of Common Stock pursuant to irrevocable proxy of Earth Biofuels, Inc. (includes the 5,800,000 shares of Common Stock issuable upon either the exchange of the Amended and Restated Senior Secured Convertible Exchangeable Note or Series B Senior Secured Convertible Exchangeable Note of Earth Biofuels, Inc.) (See Item 4 below)

              $55,928.57 principal amount of a 12% Convertible Promissory
              Note of Issuer convertible into 621,429 shares of Common Stock
              (See Item 4 below)
------------- -----------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES |_|
------------- -----------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              70.54% (See Item 4 below)
------------- -----------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              OO
------------- -----------------------------------------------------------------

----------------------------                        ----------------------------
CUSIP No.  69350G303            SCHEDULE 13D        Page 7 of 10 Pages
----------------------------                        ----------------------------

------------- -----------------------------------------------------------------
     1        NAME OF REPORTING PERSON

              Thomas E. Sandell
------------- -----------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |_|  (b) |X|
------------- -----------------------------------------------------------------
     3        SEC USE ONLY
------------- -----------------------------------------------------------------
     4        SOURCE OF FUNDS

              AF
------------- -----------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)     |_|
------------- -----------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Sweden
------------- -----------------------------------------------------------------
 NUMBER OF    7           SOLE VOTING POWER

   SHARES                 0
              ----------- -----------------------------------------------------
BENEFICIALLY  8           SHARED VOTING POWER

   OWNED                  7,000,000 shares of Common Stock pursuant to
                          irrevocable proxy of Earth Biofuels, Inc.
  BY EACH                 (includes the 5,800,000 shares of Common Stock
                          issuable upon either the exchange of the
 REPORTING                Amended and Restated Senior Secured
                          Convertible Exchangeable Note or Series B
  PERSON                  Senior Secured Convertible Exchangeable
                          Note of Earth Biofuels, Inc.) (See Item 4 below)
  WITH
                          $55,928.57 principal amount of a 12%
                          Convertible Promissory Note of Issuer
                          convertible into 621,429 shares of Common
                          Stock
                          (See Item 4 below)
              ----------- -----------------------------------------------------
              9           SOLE DISPOSITIVE POWER

                          0
              ----------- -----------------------------------------------------
              10          SHARED DISPOSITIVE POWER
                          $55,928.57 principal amount of a 12% Convertible Promissory Note of Issuer convertible into 621,429 shares of Common Stock (See Item 4 below)

                          5,800,000 shares of Common Stock issuable upon
                          either the exchange of the Amended and Restated Senior Secured Convertible Exchangeable Note or Series B Senior Secured Convertible Exchangeable
                          Note of Earth Biofuels, Inc.
                          (See Item 4 below)
------------- ----------- -----------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              7,000,000 shares of Common Stock pursuant to irrevocable proxy of Earth Biofuels, Inc. (includes the 5,800,000 shares of Common Stock issuable upon either the exchange of the Amended and Restated Senior Secured Convertible Exchangeable Note or Series B Senior Secured Convertible Exchangeable Note of Earth Biofuels, Inc.) (See Item 4 below)

              $55,928.57 principal amount of a 12% Convertible Promissory
              Note of Issuer convertible into 621,429 shares of Common Stock
              (See Item 4 below)
------------- -----------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES |_|
------------- -----------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              70.54% (See Item 4 below)
------------- -----------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              IN
------------- -----------------------------------------------------------------

----------------------------                        ----------------------------
CUSIP No.  69350G303            SCHEDULE 13D        Page 8 of 10 Pages
----------------------------                        ----------------------------

Pursuant to Rule 13d-2 promulgated under the Act, this Schedule 13D/A (the "Amendment No. 1") amends the Schedule 13D filed on July 10, 2008 [File Number 005-84091] (the "Original Schedule 13D").

This Amendment No. 1 is being filed by Castlerigg PNG Investments LLC, a Delaware limited liability company ("Castlerigg LLC"); Castlerigg Master Investments Ltd., a British Virgin Islands company ("Castlerigg Master Investments"); Sandell Asset Management Corp., a Cayman Islands exempted company ("SAMC"); Castlerigg International Limited, a British Virgin Islands company ("Castlerigg International"); Castlerigg International Holdings Limited, a British Virgin Islands company ("Castlerigg Holdings"); and Thomas E. Sandell ("Sandell"). Castlerigg LLC, Castlerigg Master Investments, SAMC, Castlerigg International, Castlerigg Holdings, and Sandell are collectively referred to herein as the "Reporting Persons". The filing of this statement on Schedule 13D/A and any future amendments hereto, and the inclusion of information herein and therein, shall not be construed as an admission that any of the Reporting Persons, for the purpose of Section 13(d) of the Act or otherwise, is the beneficial owner of any shares of Common Stock.

The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act. The agreement among the Reporting Entities to file jointly (the "Joint Filing Agreement") was filed as Appendix II to the Original Schedule 13D.

On July 7, 2008, the Issuer filed a Current Report on Form 8-K stating that the number of shares of Common Stock outstanding on June 30, 2008 was 12,704,634. On August 6, 2008, the Issuer filed a Current Report on Form 8-K/A correcting the number of shares of Common Stock outstanding on June 30, 2008 to 10,804,634. The purpose of this Amendment No. 1 is to revise the ownership percentages set forth in the Original 13D following the Issuer's amended disclosure.

ITEM 4.       PURPOSE OF TRANSACTION

The first paragraph of Item 4 of the Original 13D is being amended and restated as follows:

     The Reporting Persons acquired the PNG Note, the Amended EBOF-Castlerigg Note, the Series B EBOF-Castlerigg Note and the Proxy for investment purposes in the ordinary course of business because the Reporting Persons believed they represented an attractive investment opportunity. Commencing on the Share Exchange Closing Date (as defined below), each of the Reporting Persons may be deemed to beneficially own (i) the 621,429 shares of Common Stock issuable to Castlerigg LLC upon conversion of the outstanding principal amount of the PNG Note, (ii) the 5,800,000 shares of Common Stock (the "PNG Exchange Shares") issuable upon exchange of the EBOF-Castlerigg Notes (as defined below) and (iii) 7,000,000 shares of Common Stock pursuant to the Proxy (which includes the PNG Exchange Shares issuable upon exchange of the EBOF-Castlerigg Notes). The shares issuable to Castlerigg LLC upon conversion of the PNG Note and upon exchange of the EBOF-Castlerigg Notes, together with the additional shares of Common Stock also subject to the Proxy, represent approximately 70.54% of the shares of Common Stock outstanding based on 10,804,634 shares of Common Stock outstanding as set forth in the Current Report on Form 8-K/A, filed by the Issuer on August 6, 2008. If Castlerigg LLC submits a written notice to EBOF to restrict the exchangeability of the EBOF-Castlerigg Notes, at any time after the date of such notice, such EBOF-Castlerigg Notes may be not be exchanged into PNG Exchange Shares if, after such exchange, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder, including, without limitation, any beneficial ownership determinations based on any Reporting Persons being deemed part of a group for purposes of Section 13(d), more than such number of shares of Common Stock set forth in such written notice as the ownership limit, unless the Reporting Persons elect to increase or decrease their ownership limit (with any increase only being

----------------------------                        ----------------------------
CUSIP No.  69350G303            SCHEDULE 13D        Page 9 of 10 Pages
----------------------------                        ----------------------------


effective on 61 days prior written notice to the Issuer) (all of the foregoing, the "Blocker"). The PNG Note was not convertible into shares of Common Stock and the EBOF-Castlerigg Notes were not exchangeable into shares of Common Stock until the Share Exchange Closing Date.


ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER

Item 5(a) of the Original 13D is being amended and restated as follows:

     (a) Each of the Reporting Persons may be deemed to beneficially own (i) the 621,429 shares of Common Stock issuable to Castlerigg LLC upon conversion of the outstanding principal amount of the PNG Note, (ii) the PNG Exchange Shares issuable upon exchange of the EBOF-Castlerigg Notes and (iii) 7,000,000 shares of Common Stock pursuant to the Proxy (which includes the PNG Exchange Shares issuable upon exchange of the EBOF-Castlerigg Notes). The shares issuable to Castlerigg LLC upon conversion of the PNG Note and upon exchange of the EBOF-Castlerigg Notes, together with the additional shares of Common Stock also subject to the Proxy, represent approximately 70.54% of the shares of Common Stock outstanding based on 10,804,634 shares of Common Stock outstanding as set forth in the Current Report on Form 8-K/A, filed by the Issuer on August 6, 2008. If Castlerigg LLC submits a written notice to EBOF to restrict the exchangeability of the EBOF-Castlerigg Notes, at any time after the date of such notice, such EBOF-Castlerigg Notes shall be subject to the Blocker.

            [The remainder of this page is intentionally left blank]

----------------------------                        ----------------------------
CUSIP No.  69350G303            SCHEDULE 13D        Page 10 of 10 Pages
----------------------------                        ----------------------------

                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated: August 8, 2008

            CASTLERIGG PNG INVESTMENTS LLC
            By: Castlerigg Master Investments Ltd.,
                its managing member and sole member
            By: Sandell Asset Management Corp.,
                its Investment Manager

            By: /s/ Richard A. Gashler
                ---------------------
                Richard A. Gashler, Authorized Person

            CASTLERIGG MASTER INVESTMENTS LTD.
            By: Sandell Asset Management Corp.,
                its Investment Manager

            By: /s/ Richard A. Gashler
                ---------------------
                Richard A. Gashler, Authorized Person


            SANDELL ASSET MANAGEMENT CORP.
            By: Sandell Asset Management Corp.,
                its Investment Manager

            By: /s/ Richard A. Gashler
                ---------------------
                Richard A. Gashler, Authorized Person


            CASTLERIGG INTERNATIONAL LIMITED
            By: Sandell Asset Management Corp.,
                its Investment Manager

            By: /s/ Richard A. Gashler
                ---------------------
                Richard A. Gashler, Authorized Person


            CASTLERIGG INTERNATIONAL HOLDINGS LIMITED
            By: Sandell Asset Management Corp.,
                its Investment Manager

            By: /s/ Richard A. Gashler
                ---------------------
                Richard A. Gashler, Authorized Person


            THOMAS E. SANDELL

            By: /s/ Richard A. Gashler
                ---------------------
                Richard A. Gashler, Authorized Person